CANTABIO PHARMACEUTICALS INC.

2225 East Bayshore Road

Palo Alto, California 94303

Tel. 8442002826

May 8, 2019

VIA EDGAR

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Mail Stop 4546

Re:

Cantabio Pharmaceuticals Inc.

Preliminary Information Statement on Schedule 14C Filed on March 22, 2019

File No. 0-54906

Schedule 13E-3

Filed on April 10, 2019

File No. 5-87485

Dear Mr. Hindin:

This letter is in response to your letter of April 23, 2019 in which you provided comments on Schedule 13E-3 filed on April 10, 2019 (“Schedule 13E-3”) of Cantabio Pharmaceuticals Inc. (the “Company”) and the Preliminary Information Statement filed on Schedule 14C on March 22, 2019 (the “Preliminary Information Statement”).  We set forth below in bold and italics the comments in your letter followed by our responses to each comment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning given to them in Schedule 13E-3 and Preliminary Information Statement. Concurrently with the submission of this letter, we have filed, via EDGAR, the Amendment No.1 to Schedule 13E-3 (“Amendment No.1 to Schedule 13E-3”).

Schedule 13E-3

1.

We note that disclosure regarding the going-private transaction is contained in the preliminary information statement on Schedule 14C filed on March 22. We also note that the Schedule 13E-3 was not filed until April 10, 2019. The Schedule 13E-3 was required to have been filed at the same time as the filing of the preliminary information statement. Refer to Exchange Act Rule 13e-3(d)(1), (e)(1) including Instruction 1 thereto, and General Instruction D.1 to Schedule 13E-3.

U.S. Securities and Exchange Commission	May 8, 2019

The Company acknowledges that the Schedule 13E-3 was required to have been filed at the same time as the filing of the preliminary information statement.  We note that simultaneous with this letter we are filing an amendment to both the Schedule 13E-3 (the “Amended Schedule 13E-3”) and an amendment to the Preliminary Information Statement (the “Amended Preliminary Information Statement”).

2.

Financial information appears to have been incorporated by reference into the Schedule 13E-3 in order to satisfy the disclosure obligations under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the Company is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to Division interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at http://www.sec.gov. This interpretation provides guidance on complying with a near-identical instruction within Item 10 of Schedule TO.

In response to the Staff’s comment, the Amended Schedule 13E-3 includes such summary financial information for all of the reporting periods covered by Item 13 of Schedule 13E-3.

3.

The Schedule 13E-3 indicates in Items 9 and 16 that the Board has obtained a report from Albeck Financial Services, an outside financial advisor, as to the fairness of the consideration to be received by holders of common stock who would otherwise hold fractional shares immediately following the reverse stock split. However, no corresponding disclosure described in Item 1015 is provided in the information statement on Schedule 14C, including the disclosure referenced in Item 1015(b)(2) through (6), nor is the report filed as an exhibit to the Schedule 13e-3. Please revise the disclosure statement to be mailed to shareholders to provide this disclosure, and file the report as an exhibit to the Schedule 13E-3. Refer to Exchange Act Rule 13e-3(d)(1), (e)(1) including Instruction 1 thereto, and Items 9 and 16 to Schedule 13E-3.

In response to the Staff’s comment, the Amended Schedule 13E-3 includes this disclosure and a copy of the report from Albeck Financial Services has been filed as Exhibit (c) to Schedule 13E-3.

Preliminary Information Statement

Factors Considered by Our Board of Directors as to the Fairness…, page 16

4.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (iv) and (vii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant. Refer to Exchange Act Rule 13e-3(d)(1), (e)(1) including Instruction 1 thereto, and Item 8.

In response to the Staff’s comment, the Amended Preliminary Information Statement includes the factors described in clauses (iv) and (vii) of Instruction 2 to Item 1014.

U.S. Securities and Exchange Commission	May 8, 2019

In addition to the above responses to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Schedule 13E-3 and the Amended Preliminary Information Statement, (ii) comments from the staff  of the Commission does not foreclose the Commission from taking any action with respect to the Amended Schedule 13E-3 and the Amended Preliminary Information Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas Roger Sawyer

Chief Operating Officer

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